Filed by Clever Leaves International Inc.

Pursuant to Rule 425 under the Securities Act of 1933, and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company:

Schultze Special Purpose Acquisition Corp.

(Commission File No. 001-38760)

Schultze Special Purpose Acquisition Corp. Announces a Definitive Agreement to Combine with Clever Leaves, a Large-Scale Pharmaceutical-Grade Multi-National Cannabis Operator

Transaction is Expected to Close in the Fourth Quarter 2020

Combined company is anticipated to trade on the NASDAQ under the symbol “CLVR"

Joint Webcast Scheduled for Today at 11:00 a.m. ET

Rye Brook, NY and New York, NY – July 27, 2020 - Schultze Special Purpose Acquisition Corp. (NASDAQ: SAMA, SAMAW, and SAMAU) (“SAMA”) and Clever Leaves International Inc. (“Clever Leaves” or the “Company”) jointly announced today that they have entered into a definitive agreement (the “Business Combination Agreement”), pursuant to which a newly formed holding company, Clever Leaves Holdings Inc., will acquire SAMA and Clever Leaves and is anticipated to become a NASDAQ-listed public company trading under the ticker symbol “CLVR” with an anticipated initial enterprise value of approximately $255 million.

The transaction has been unanimously approved by the Boards of Directors of both SAMA and Clever Leaves and is expected to close in the fourth quarter of 2020, subject to regulatory and shareholder approvals, as well as other customary closing conditions. Upon closing, the company will be known as Clever Leaves Holdings Inc. Clever Leaves’ executive management team, led by Kyle Detwiler, Chief Executive Officer, and Andrés Fajardo, President, will continue to lead the combined company.

Clever Leaves’ Investment Highlights:

●	Leader in Low-Cost, Medicinal-Focused Cannabis Cultivation and Extraction. Clever Leaves has one of the largest cultivation and extraction operations in Latin America and is among the largest in the world, including Canada’s licensed producers and top extractors. As a result of its primary operations in Colombia, Clever Leaves’ operating costs, as measured by a cost per gram of dry cannabis flower, are a fraction of its Canadian peers;
●	Thoughtfully Constructed, Vertically Integrated Multi-National Operator (MNO) With Significant Infrastructure. With approximately $125 million raised to date, which includes institutional investors with a demonstrated track record in the cannabis sector, and approximately 500 employees, Clever Leaves has established significant infrastructure and positioned itself to achieve global reach between its Colombia cultivation and extraction operations, its Portuguese cultivation facilities and its global distribution infrastructure in the EU, which is currently headquartered in Germany. Clever Leaves’ branded nutraceutical manufacturer, Herbal Brands, will provide additional distribution capabilities for non-cannabis related products and is well-positioned in the event of legalization in the United States, if and when such event occurs;
●	Pharmaceutical-Grade EU GMP-Certified Production Authorized for Export. Clever Leaves recently became one of the few, fully integrated cannabis companies in the world to be granted a European Union Good Manufacturing Practices (EU GMP) certification for its pharmaceutical post-harvest facility to produce Active Pharmaceutical Ingredients (API), semi-finished and finished cannabis products for medical purposes. EU GMP certification is required in many instances to commercialize medical cannabis products in the EU and is expected to expand Clever Leaves’ ability to serve international markets. This milestone is expected to allow Clever Leaves to distribute its products into select key pharmaceutical markets in the EU, including Germany;
●	Talented and Experienced Leadership with Operational and Regulatory Expertise. Led by Kyle Detwiler and Andrés Fajardo, Clever Leaves has a solid core management team that is well-positioned to drive anticipated growth going forward;

●	Attractive Financial Profile with Strong Revenue and EBITDA Growth Potential. With its low-cost operating model, significant asset base and solid leadership, SAMA and Clever Leaves believe that the Company is well-positioned for substantial revenue and EBITDA growth and is expected to achieve positive free cash flow by the fourth quarter of 2021;
●	Significant Opportunity for Strategic Acquisitions. With an expected cash balance of $111 million at closing (assuming no redemptions by SAMA’s public stockholders), which is significantly in excess of the Company’s capital needs, Clever Leaves’ global sales and distribution capabilities can be meaningfully expanded including through disciplined M&A;
●	Attractive Valuation. Based on 2022 projections, the parties believe the business combination is attractively valued, with an enterprise value of 1.8x and 5.4x projected 2022 revenue and EBITDA, respectively, which is a meaningful discount to its U.S.-listed peer group; and,
●	Expected NASDAQ Listing. Clever Leaves is expected to be one of a few cannabis companies listed on the NASDAQ thereby making this investment opportunity available to a substantially broader base of investors.

George J. Schultze, Chairman and CEO of SAMA, said, “We are incredibly excited to partner with Clever Leaves and look forward to consummating this transaction. The Company is led by an outstanding and highly accomplished management team, and we believe that with its disruptive, low-cost and vertically integrated operating model, Clever Leaves is well-positioned for substantial growth and profitability. We view the transaction valuation as highly attractive to investors, and upon closing, we expect Clever Leaves to be among the best-capitalized companies in the cannabis industry. We believe that our strategic alignment, coupled with our own background in successfully building businesses, including through targeted M&A, has the potential to create significant value for shareholders over time.”

Kyle Detwiler, CEO of Clever Leaves, added, “We are proud of what we have accomplished to date in achieving an industry-leading position through our high-quality EU GMP certified operations and scalable cultivation and extraction capacity. These attributes have made us a global leader in low-cost cultivation with pharmaceutical-grade production primed for export. Our business combination with SAMA will significantly strengthen our balance sheet and take us to the next level, enabling us to accelerate the commercialization of our high-quality products as well as expand our operations and distribution in attractive markets around the world. Together with SAMA, we intend to work collaboratively to achieve accelerated growth and profitability.”

Andrés Fajardo, President of Clever Leaves, concluded, “Clever Leaves’ interests are fully aligned with the SAMA team and we expect to benefit from their vast experience as both investors and operators assisting companies such as ours achieve their goals, while helping us pursue M&A opportunities to augment commercial opportunities in different geographies.”

Key Transaction Terms

The transaction will be effected pursuant to the Business Combination Agreement entered into by SAMA and Clever Leaves. The agreement provides that a new holding company, Clever Leaves Holdings Inc. (“Holdco”), will acquire Clever Leaves by means of a plan of arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”), and SAMA pursuant to the merger of a newly formed subsidiary of Holdco, with and into SAMA, with SAMA surviving as a wholly-owned subsidiary of Holdco (the “Merger” and, together with the Arrangement and other transactions contemplated by the Business Combination Agreement, the “Business Combination”). As a result of the Business Combination, SAMA and Clever Leaves will become wholly-owned subsidiaries of Holdco, with Holdco expected to be listed on the NASDAQ.

Under the terms of the Business Combination Agreement, the transaction is valued at a fully diluted enterprise value of approximately $255 million, which includes an estimated $74 million of net cash ($111 million in cash, assuming no redemptions, and $37 million in debt) on the balance sheet at closing. Clever Leaves intends to use the proceeds from the Business Combination to help fund the combined company’s business operations near-term and potential M&A opportunities.

Clever Leaves’ shareholders will be rolling over 96% of their equity ownership into Holdco, reflecting a continuing majority ownership of the combined company in excess of 55% (assuming no redemptions). Clever Leaves will have an earn out of up to 1.8 million shares reflecting an alignment of interests and limited dilution. The earn-out is tied to the trading price of Holdco shares after the closing of the Business Combination, vesting in two equal tranches at share price targets of $12.50 within a two-year period post-closing and $15.00 within a four-year period post-closing. These price-based performance triggers provide a significant incentive for material post-closing value creation. The stockholders of SAMA will receive one common share of Holdco for each share of SAMA and the SAMA warrants will become exercisable for Holdco common shares on the same terms as the existing warrants. The transaction is subject to a minimum cash condition of $60 million, after any redemptions, compared with approximately $132 million of cash held in SAMA’s trust.

In connection with the Business Combination, SAMA intends to seek an amendment to its charter to extend the life of SAMA through December 31, 2020 in order to have adequate time to close the transaction. The description of the Business Combination contained herein is only a summary and is qualified in its entirety by reference to the Business Combination Agreement relating to the transaction. For additional information, see SAMA’s Current Report on Form 8-K, which will be filed promptly and can be obtained, without charge, at the website of the U.S. Securities and Exchange Commission (“SEC”) at www.sec.gov.

Canaccord Genuity and EarlyBirdCapital are serving as financial advisors to SAMA, with Greenberg Traurig, LLP, Stikeman Elliott and Posse Herrera Ruiz serving as legal advisors. Cowen is serving as financial advisor to Clever Leaves, with Freshfields Bruckhaus Deringer US LLP, Dentons Canada LLP, and Brigard & Urrutia Abogados SAS serving as legal advisors.

Webcast Information

SAMA and Clever Leaves management will host a webcast to discuss the proposed transaction on July 27th at 11:00 a.m. ET. Hosting the call will be George Schultze, Chairman, President, & CEO of SAMA; Gary Julien, Executive Vice President, Director of SAMA; Kyle Detwiler, Chief Executive Officer of Clever Leaves; and Andrés Fajardo, President of Clever Leaves.

The webcast and a related investor presentation with more detailed information regarding the proposed transaction will be available at https://samcospac.com/ under the tab “Investor Relations” or can be accessed via http://public.viavid.com/index.php?id=140961. The investor presentation will also be filed today with the SEC and can be viewed at the SEC’s website at www.sec.gov.

About Schultze Special Purpose Acquisition Corp.

Schultze Special Purpose Acquisition Corp. is a blank check company formed for the purpose of entering into a merger, stock exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities. SAMA’s sponsor is an affiliate of Schultze Asset Management, LP, an alternative investment management firm founded in 1998 that focuses on distressed, special situation and event-driven securities and has invested over $3.2 billion since inception with a notable track-record through its active investment strategy. SAMA itself is backed by an experienced team of operators and investors with a successful track-record of creating material value in public and private companies.

About Clever Leaves International Inc.

Clever Leaves is a multi-national cannabis company with a mission to operate in compliance with federal and state laws and with an emphasis on ecologically sustainable, large-scale cultivation and pharmaceutical-grade processing as the cornerstones of its global cannabis business. With operations and investments in the United States, Canada, Colombia, Germany and Portugal, Clever Leaves has created an effective distribution network and global footprint, with a foundation built upon capital efficiency and rapid growth. Clever Leaves aims to be one of the industry’s leading global cannabis companies recognized for its principles, people, and performance while fostering a healthier global community.

Additional Information and Where to Find It

In connection with the Business Combination, Holdco intends to file a Registration Statement on Form S-4 (the “Form S-4”) with the SEC which will include a prospectus with respect to Holdco’s securities to be issued in connection with the Business Combination and a proxy statement with respect to SAMA’s stockholder meeting at which SAMA’s stockholders will be asked to vote on the proposed Business Combination. SAMA, Clever Leaves and Holdco urge investors, stockholders and other interested persons to read, when available, the Form S-4, including the proxy statement/prospectus, as well as other documents filed with the SEC, because these documents will contain important information about the Business Combination. The definitive proxy statement/prospectus will be mailed to stockholders of SAMA as of a record date to be established for voting on the Business Combination. SAMA’ stockholders will also be able to obtain a copy of such documents, without charge, by directing a request to: Schultze Special Purpose Acquisition Corp, 800 Westchester Avenue, Suite 632, Rye Brook, New York 10573; e-mail: sdu@samco.net. These documents, once available, can also be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

Participants in Solicitation

SAMA, Clever Leaves, Holdco and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of SAMA stockholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of SAMA’s directors and executive officers in SAMA’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 10, 2020. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to SAMA’s stockholders in connection with the Business Combination will be set forth in the proxy statement/prospectus contained in the Form S-4 for the Business Combination, when these documents become available. Information concerning the interests of SAMA’s and Clever Leaves’ participants in the solicitation, which may, in some cases, be different than those of SAMA’s and Clever Leaves’ equity holders generally, will be set forth in the proxy statement/prospectus contained in the Form S-4 relating to the Business Combination when it becomes available.

Non-Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of SAMA, Clever Leaves or Holdco, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward Looking Statements

This press release includes forward-looking statements that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts and may be identified by the words "estimates," "projected," "expects," "anticipates," "forecasts," "plans," "intends," "believes," "seeks," "may," "will," "should," "future," "propose" and variations of these words or similar expressions (or the negative versions of such words or expressions). Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. Factors that may cause such differences include, without limitation, SAMA’s and Clever Leaves’ inability to complete the transactions contemplated by the Business Combination Agreement; matters discovered by the parties as they complete their respective due diligence investigation of the other; the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, the amount of cash available following any redemptions by SAMA stockholders; the ability to meet NASDAQ's listing standards following the consummation of the Business Combination; costs related to the Business Combination; expectations with respect to future operating and financial performance and growth, including when Clever Leaves or Holdco will become cash flow positive; the timing of the completion of the Business Combination; Clever Leaves’ ability to execute its business plans and strategy and to receive regulatory approvals; potential litigation involving the parties; global economic conditions; geopolitical events, natural disasters, acts of God and pandemics, including, but not limited to, the economic and operational disruptions and other effects of COVID-19; regulatory requirements and changes thereto; access to additional financing; and other risks and uncertainties indicated from time to time in filings with the SEC. Other factors include the possibility that the proposed transaction does not close, including due to the failure to receive required security holder approvals, the failure to obtain an extension of the business combination deadline if sought by SAMA or the failure to satisfy other closing conditions. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in SAMA’s most recent filings with the SEC and will be contained in the Form S-4, including the proxy statement/prospectus. All subsequent written and oral forward-looking statements concerning SAMA, Clever Leaves or Holdco, the transactions described herein or other matters and attributable to SAMA, Clever Leaves, Holdco or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of SAMA, Clever Leaves and Holdco expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Schultze Special Purpose Acquisition Corp.

George J. Schultze: schultze@samco.net

Gary M. Julien: gjulien@samco.net

(914) 701-5260

Investor Relations

Raphael Gross

ICR

raphael.gross@icrinc.com

(203) 682-8253

Media Relations

KCSA Strategic Communications

McKenna Miller

mmiller@kcsa.com

(347) 487-6197